The named shareholders have no present intention to sell their shares under this prospectus. IN ADDITION, NEITHER SHAREHOLDER HAS EVER SOLD ANY CYTRX SHARES.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223808

PROSPECTUS
CYTRX CORPORATION
97,929 Shares
Common Stock

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This prospectus relates to the offer for sale by the selling stockholders of up to 97,929 outstanding shares of our common stock.  Each share of our common stock offered by the selling stockholders will be accompanied by one Series A Junior Participating Preferred Stock Purchase Right that trades with our common stock.
We will not receive any proceeds from the sale of the shares by the selling stockholders.  We will bear the costs and expenses of this offering, except that the selling stockholders will bear any commissions and discounts attributable to the sale of the shares offered hereby.
Our common stock is traded on The NASDAQ Capital Market under the symbol "CYTR." On March 16, 2018, the closing price of our common stock as reported on The NASDAQ Capital Market was $2.11.
The selling stockholders may offer the shares from time to time to or through brokers, dealers or other agents, or directly to other purchasers, in one or more market transactions or private transactions at prevailing market or at negotiated prices.  See "Plan of Distribution" beginning  on page 23 of this prospectus for more information about how the selling stockholders may sell or otherwise transfer their shares of common stock.
An investment in our shares involves a high degree of risk. Before purchasing any shares, you should consider carefully the risks described under "Risk Factors" beginning on page 4.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is April 2, 2018

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ABOUT THIS PROSPECTUS
References throughout this prospectus to the "company," "CytRx," "we," "us," and "our" refer to CytRx Corporation, except where the context otherwise requires.
This prospectus is part of a registration statement that we filed on behalf of the selling stockholders with the Securities and Exchange Commission, or the SEC, to permit the selling stockholders to sell the shares described in this prospectus in one or more transactions. The selling stockholders and the plan of distribution of the shares being offered by them are described in this prospectus under the headings "Selling Stockholders" and "Plan of Distribution," respectively.
As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC's web site or at the SEC's offices described below under the heading "Where You Can Find More Information."
NOTE ON FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this prospectus or in the prospectus supplement may include forward-looking statements that reflect our current views with respect to our research and development activities, business strategy, business plan, financial performance and other future events. These statements include forward-looking statements both with respect to us, specifically, and the biotechnology sector, in general.  Statements that include the words "expect," "intend," "plan," "believe," "project," "estimate," "may," "should," "anticipate," "will" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.
All forward-looking statements involve inherent risks and uncertainties, and there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those factors set forth under the caption "Risk Factors" in this prospectus and under the captions "Business," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk" and "Controls and Procedures" in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.
If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any of our shares, you should consider carefully all of the factors set forth or referred to in this prospectus that could cause actual results to differ.
INDUSTRY DATA
Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those referred to under "Risk Factors" on page 10 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.
TRADEMARKS
CytRx is one of our trademarks used in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus sometimes appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names.

ABOUT CYTRX
Company Overview
We are a biopharmaceutical research and development company specializing in oncology.  Our focus is on the discovery, research and clinical development of novel anti-cancer drug candidates that employ novel linker technologies to enhance the accumulation and release of cytotoxic anti-cancer agents at the tumor.  Since 2008, we have worked to develop aldoxorubicin. In July 2017, we entered into an exclusive worldwide license under which NantCell, Inc., or NantCell, took over development of aldoxorubicin, invested in our common stock and agreed to make future milestone and royalty payments upon the successful development and commercialization of aldoxorubicin.   We are now actively pursuing new anti-cancer compounds through our drug discovery and research operation at our laboratory facilities in Freiburg, Germany, led by Felix Kratz, Ph.D., Vice President of Drug Discovery and inventor of aldoxorubicin.
LADR Drug Discovery Platform
The LADR™ (Linker Activated Drug Release) technology platform is a discovery engine combining our expertise in linker chemistry and albumin biology to create a pipeline of anti-cancer molecules that will avoid unacceptable systemic toxicity while delivering highly potent agents directly to the tumor.  We have created a "toolbox" of linker technologies that have the ability to significantly increase the therapeutic index of ultra-high potency drugs (10-1,000 times more potent than traditional chemotherapies) by controlling the release of the drug payloads and improving drug-like properties.
Our current efforts are focused on two classes of ultra-high potency albumin-binding drug conjugates.  These drug conjugates combine our proprietary LADR™ linkers with novel derivatives of the auristatin and maytansinoid drug classes.  These payloads historically have required a targeting antibody for successful administration to humans.  Our drug conjugates eliminate the need for a targeting antibody and provide a small molecule therapeutic option with potential broader applicability.
Our postulated mechanism of action for the albumin-binding drug conjugates is as follows:
•	after administration, the linker portion of the drug conjugate forms a rapid and specific covalent bond to the cysteine-34 position of circulating albumin;
•	circulating albumin preferentially accumulates at the tumors, bypassing concentration in other non-tumor sites,
•	including the heart, liver and gastrointestinal tract due to a mechanism called "Enhanced Permeability and Retention";
•	once localized at the tumor, the acid-sensitive linker is cleaved due to the specific conditions within the tumor and in the tumor microenvironment; and
•	free active drug is then released.
     Our strategy across these programs is to generate additional pre-clinical data that will allow them to make informed decisions regarding the selection of one or both programs for moving into human clinical trials either independently or on a partnered basis.

We recently entered into an agreement with Destum Partners, Inc., or Destum, a leading strategic advisory firm serving companies in the life sciences industry, to assist in our pharma partnering activities. Destum will be our exclusive advisor for the identification of partnership opportunities for LADR™ ultra-high potency drug conjugates.
During 2017, our discovery laboratory synthesized and tested over 75 rationally designed drug conjugates with highly potent cytotoxic payloads, and two distinct classes of compounds have been created.  To date, four lead candidates have been selected based on in vitro and animal preclinical studies, stability, and manufacturing feasibility.  Additional animal efficacy and toxicology testing of these lead candidates is underway.

Aldoxorubicin
Until July 2017, we were focused on the research and clinical development of aldoxorubicin, our modified version of the widely-used chemotherapeutic agent, doxorubicin. Aldoxorubicin combines the chemotherapeutic agent doxorubicin with a novel linker-molecule that binds specifically to albumin in the blood to allow for delivery of higher amounts of doxorubicin (3½ to 4 times) without several of the major dose-limiting toxicities seen with administration of doxorubicin alone.
On July 27, 2017, we entered into an exclusive worldwide license with NantCell, granting to NantCell the exclusive rights to develop, manufacture and commercialize aldoxorubicin in all indications, and our company is no longer directly working on development of aldoxorubicin. As part of the license, NantCell made a strategic investment of $13 million in CytRx common stock at $6.60 per share (adjusted to reflect our 2017 reverse stock split), a premium of 92% to the market price on that date. We also issued NantCell a warrant to purchase up to 500,000 shares of common stock at $6.60 over the following 18 months.  We are entitled to receive up to an aggregate of $343 million in potential milestone payments contingent upon achievement of certain regulatory approvals and commercial milestones.  We are also entitled to receive ascending double-digit royalties for net sales for soft tissue sarcomas and mid-to-high single digit royalties for other indications.
Aldoxorubicin is a conjugate of the commonly prescribed chemotherapeutic agent doxorubicin that binds to circulating albumin in the bloodstream and is believed to concentrate the drug at the site of the tumor. Aldoxorubicin, our lead clinical candidate, has been tested in over 600 patients with various types of cancer. Specifically, it is comprised of (6-maleimidocaproyl) hydrazine, an acid-sensitive molecule that is conjugated to doxorubicin.  The initial indication for aldoxorubicin is for patients with advanced soft tissue sarcomas (STS).
Aldoxorubicin has received Orphan Drug Designation (ODD) by the U.S. FDA for the treatment of STS. ODD provides several benefits including seven years of market exclusivity after approval, certain R&D related tax credits, and protocol assistance by the FDA.  European regulators granted aldoxorubicin Orphan designation for STS which confers ten years of market exclusivity among other benefits.
In the first quarter of 2018, we announced that NantCell was expanding aldoxorubicin's use by combining it with immunotherapies and cell-based treatments, specifically in metastatic pancreatic cancer and in advanced squamous cell carcinoma of the head and neck or non-small cell lung cancer.
Employees
As of March 16, 2018, we had twenty employees, thirteen of whom were engaged in preclinical research at our Freiburg, Germany, laboratory and seven of whom were employed in our management and administrative operations.
Corporate Information
We are a Delaware corporation, incorporated in 1985. Our corporate offices are located at 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049, and our telephone number is (310) 826-5648.
Available Information
We maintain a website at www.cytrx.com and make available there, free of charge, our periodic reports filed with the Securities and Exchange Commission, or SEC, as soon as is reasonably practicable after filing. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC. Among other things, we post on our website our Code of Business Conduct and Ethics.
We do not incorporate by reference into this prospectus the information on, or accessible through, our website, and you should not consider it as part of this prospectus.
Potential Strategic Alternatives
From time to time, we may consider strategic alternatives available to us to enhance shareholder value. Strategic alternatives could include the acquisition of or strategic partnership with one or more parties or the licensing of some of our proprietary technologies. See "Risk Factors – The impact and results of our exploration of strategic alternatives are uncertain and may not be successful.

RISK FACTORS
You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference into this prospectus, including our financial statements and related notes. We have attempted to identify below the major factors that could cause differences between actual and planned or expected results, but we cannot assure you that we have identified all such factors.
Risks Associated With Our Business
We have operated at a loss and will likely continue to operate at a loss for the foreseeable future.
We have operated at a loss due to our ongoing expenditures for research and development of our product candidates and for general and administrative purposes, and lack of significant recurring revenues. We incurred a net loss of $35.0 million for the year ended December 31, 2017 and $50.8 million for the year ended December 31, 2016 and had an accumulated deficit as of December 31, 2017 of $450.9 million. We are likely to continue to incur losses unless and until we are able to commercialize aldoxorubicin or one or more of our other existing or possible future product candidates. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict when we may become profitable, if at all. If we do not become profitable or are unable to maintain future profitability, the market value of our common stock will be adversely affected.
Because we have no source of significant recurring revenue, we must depend on capital raising to sustain our operations, and our ability to raise capital may be severely limited.
Developing products and conducting clinical trials require substantial amounts of capital. To date, we have relied primarily upon proceeds from sales of our equity securities under our "shelf" registration statements on Form S-3 filed with the SEC and proceeds from the exercise of options and warrants to generate funds needed to finance our business and operations. We will need to raise additional capital to, among other things:
•	fund development of product candidates based on our LADR™ technology;
•	finance our general and administrative expenses;
•	acquire or license new technologies;
•	prepare, file, prosecute, maintain, enforce and defend our patent and other proprietary rights; and
•	develop and implement sales, marketing and distribution capabilities to successfully commercialize any product for which we obtain marketing approval and choose to market ourselves.
•	fund development of product candidates based on our LADR™ technology;

    The depressed market price of our common stock may severely limit our ability to continue to raise capital, because the aggregate or market value of our common stock held by non-affiliates, referred to as our "public float," as of the file date of this Annual Report is less than $75 million.  As a result, under Instruction I.B.6 to Form S-3 the aggregate amount of securities that we can offer and sell under our "shelf" registration statements in any 12-month period cannot exceed one-third of our public float, or approximately $20.5 million as of March 16, 2018.  If our public float increases to $75 million or more, we will no longer be subject to this limitation.

At December 31, 2017, we had cash and cash equivalents of approximately $37.6 million. Under the terms of our term loan agreement, however, we are required to maintain cash equal to a minimum of the greater of three months projected cash burn or $10 million. Management believes that our current resources will be sufficient to fund our operations for the foreseeable future. This estimate is based, in part, upon our currently projected expenditures for 2018 and the first three months of 2019 of approximately $27.8 million (unaudited), which includes approximately $1.5 million (unaudited) for our  clinical programs, approximately $3.1 million (unaudited) for pre-clinical development of new high potency cytotoxic albumin-binding cancer drugs, approximately $0.7 million (unaudited) for general operation of its clinical programs, approximately $10.1 million (unaudited) for other general and administrative expenses and $12.4 million of interest and principal payments on our outstanding term loan. These projected expenditures are also based upon numerous other assumptions and subject to many uncertainties, and actual expenditures may be significantly different from these projections. While these projections represent our current expected expenditures, we have the ability to reduce the amounts and alter the timing of research and development expenditures as needed to manage its liquidity needs while still advancing its research and development objectives. We will ultimately be required to obtain additional funding in order to execute our long-term business plans, although we do not currently have commitments from any third parties to provide us with long term debt or capital. We cannot assure that additional funding will be available on favorable terms, or at all. If we fail to obtain additional funding when needed, we may not be able to execute our business plans and our business may suffer, which would have a material adverse effect on our financial position, results of operations and cash flows.

If we are not successful in negotiating an agreement with a strategic partner to advance at least one lead compound from our Freiburg operations, we may reduce our headcount and discontinue certain development programs and drug discovery activities. For these reasons and others, our operating results may fluctuate from period to period, and the results of prior periods should not be relied upon as predictive of the results in future periods. Furthermore, if we obtain marketing approval and successfully commercialize aldoxorubicin, or another product candidate, we anticipate it will take a minimum of two years, and likely longer, for us to generate significant recurring revenue, and we will be dependent on future financing until such time, if ever, as we can generate significant recurring revenue. We have no commitments from third parties to provide us with any additional financing, and we may not be able to obtain future financing on favorable terms, or at all. Failure to obtain adequate financing would adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, dilution to stockholders may result and new investors could have rights superior to holders of the shares issued in this offering. In addition, debt financing, if available, may include restrictive covenants. If adequate funds are not available to us, we may have to liquidate some or all of our assets or to delay or reduce the scope of or eliminate some portion or all of our development programs or clinical trials. We also may have to license to other companies our product candidates or technologies that we would prefer to develop and commercialize ourselves.
If NantCell fails to successfully develop aldoxorubicin or our exclusive licensing arrangement with NantCell is otherwise unsuccessful, our business prospects will be materially adversely affected.
In July 2017, we entered into an exclusive licensing agreement with NantCell to complete the clinical development of and commercialization of aldoxorubicin. Under this agreement, NantCell has committed to provide substantial funding, as well as significant capabilities in clinical development, regulatory affairs, marketing and sales.
If, for any reason, NantCell does not devote sufficient time and resources to the development and commercialization of aldoxorubicin, we will not realize the potential commercial benefits of the arrangement, and our results of operations will be adversely affected. In addition, if NantCell were to breach or terminate its arrangement with us, the development and commercialization of aldoxorubicin could be delayed, curtailed or terminated, and we may not have sufficient financial resources or capabilities to continue development and commercialization of aldoxorubicin on our own.
Under our agreement with NantCell, they may opt out of a project by giving us twelve months' prior written notice. If NantCell were to exercise its right to opt out of a program or to terminate the licensing agreement, the development and commercialization of aldoxorubicin would be adversely affected, our potential for generating revenue from this program would be adversely affected and attracting new partners would be made more difficult.
Much of the potential revenue from our existing and future arrangement with NantCell will consist of contingent payments, such as payments for achieving development and commercialization milestones and royalties payable on commercial sales of successfully developed aldoxorubicin.  The milestone, royalty and other revenue that we may receive under this arrangement will depend upon our, and NantCell's ability to successfully develop, introduce, market and sell aldoxorubicin. We will not be directly involved in this process and will depend entirely on NantCell, which may fail to develop or effectively commercialize aldoxorubicin because they:
•
decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

•	do not have sufficient resources necessary to carry aldoxorubicin through clinical development, regulatory approval and commercialization;
•	cannot obtain the necessary regulatory approvals for aldoxorubicin; or
•	decide to pursue a competitive drug candidate
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decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

                         If NantCell fails to develop or effectively commercialize aldoxorubicin or for any of the other reasons described above, we may not be able to develop and commercialize that drug independently, or replace NantCell with another suitable partner in a reasonable period of time and on commercially reasonable terms, if at all.

If we do not achieve our projected development goals in the time frames we estimate, the commercialization of our products may be delayed and our business prospects may suffer. Our financial projections also may prove to be materially inaccurate.
From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings.
We also may disclose projected expenditures or other forecasts for future periods. These and other financial projections are based on management's current expectations and do not contain any margin of error or cushion for any specific uncertainties, or for the uncertainties inherent in all financial forecasting.
The actual timing of milestones and actual expenditures or other financial results can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet milestones or financial projections as announced from time to time, the development and commercialization of our products may be delayed and our business prospects may suffer. The assumptions management has used to produce these projections may significantly change or prove to be inaccurate. Accordingly, you should not unduly rely on any of these financial projections.
The regulatory approval process is lengthy, time consuming and inherently unpredictable, and if our products are not successfully developed and approved by the FDA or foreign regulatory authorities, we may be forced to reduce or curtail our operations.
All of our product candidates in development must be approved by the FDA or corresponding foreign governmental agencies before they can be marketed. The process for obtaining FDA and foreign government approvals is both time-consuming and costly, with no certainty of a successful outcome. This process typically includes the conduct of extensive pre-clinical and clinical testing, including post-approval testing, which may take longer or cost more than we or our licensees, if any, anticipate, and may prove unsuccessful due to numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate.
Numerous factors could affect the timing, cost or outcome of our product development efforts, including the following:
•	difficulty in enrolling patients in conformity with required protocols or projected timelines;
•	requirements for clinical trial design imposed by the FDA;
•	unexpected adverse reactions by patients in trials;
•	difficulty in obtaining clinical supplies of the product;
•	changes in or our inability to comply with FDA or foreign governmental product testing, manufacturing or marketing requirements;
•
regulatory inspections of clinical trials or manufacturing facilities, which may, among other things, require us or our manufacturers or licensees to undertake corrective action or suspend or terminate the affected clinical trials if investigators find them not to be in compliance with applicable regulatory requirements;

•	inability to generate statistically significant data confirming the safety and efficacy of the product being tested;
•	modification of the product during testing; and
•	reallocation of our limited financial and other resources to other clinical programs.

It is possible that none of the product candidates we develop will obtain the regulatory approvals necessary for us to begin selling them. The time required to obtain FDA and foreign governmental approvals is unpredictable, but often can take years following the commencement of clinical trials, depending upon the complexity of the product candidate. Any analysis we perform on data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.
Furthermore, even if we obtain regulatory approvals, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or cGCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.
              The FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business. We will also be subject to periodic inspections and the potential for mandatory post- approval clinical trials required by the FDA and other U.S. and foreign regulatory authorities. Any delay or failure in obtaining required approvals or to comply with post-approval regulatory requirements could have a material adverse effect on our ability to generate revenue from the particular product candidate. The failure to comply with any post-approval regulatory requirements also could result in the rescission of the related regulatory approvals or the suspension of sales of the offending product.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials. For example, aldoxorubicin has shown encouraging preliminary clinical results in our Phase 2b clinical trial as a treatment for STS; however, these conclusions may not be reproduced in future clinical trial results; for instance, the Phase 3 pivotal clinical trial testing aldoxorubicin as a treatment for STS narrowly missed statistical significance although it demonstrated a statistically significant improvement in progression-free survival, or PFS, over investigator's choice in 312 patients treated in North America plus Australia . Accordingly, our development partner may ultimately be unable to provide the FDA with satisfactory data on clinical safety and efficacy sufficient to obtain FDA approval of aldoxorubicin for any indication.

Further, we may experience delays in clinical trials of our product candidates. We do not know whether ongoing clinical trials will be completed on schedule or at all, or whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays related to:
•	obtaining regulatory approval to commence a trial;
•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial
•	sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•	obtaining institutional review board approval at each clinical trial site;
•	recruiting suitable patients to participate in a trial;
•	having patients complete a trial or return for post-treatment follow-up;
•	clinical trial sites deviating from trial protocol or dropping out of a trial;
•	adding new clinical trial sites; or
•	manufacturing sufficient quantities of product candidate for use in clinical trials.
Our SPA with the FDA for our pivotal study of aldoxorubicin does not guarantee marketing approval in the U.S.
We have an SPA with the FDA for the pivotal trial of aldoxorubicin for the treatment of STS. The SPA means that the FDA agrees that the design and analyses proposed in a protocol are acceptable to support regulatory approval of the product candidate with respect to effectiveness of the indication studied. However, an SPA agreement does not guarantee approval of a product candidate, and even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. Moreover, a final determination that the agreed-upon protocol satisfies a specific objective, such as the demonstration of efficacy and safety (positive benefit-risk ratio), or supports an approval decision, will be based on a complete review of all the data submitted to the FDA.
We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we and our collaborators may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We have agreements with third-party CROs to monitor and manage data for our preclinical and clinical programs. We rely heavily on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for products in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fails to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations, and will require a large number of test subjects. Our or our CROs' failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for aldoxorubicin would be harmed, our costs could increase and our ability to generate revenues could be delayed.
Switching or adding additional CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
We rely upon third parties for the manufacture of our clinical product supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidate, and our commercialization of any product candidates could be stopped, delayed or made less profitable if those third parties fail to obtain approval of the FDA, fail to provide us with sufficient quantities of drug product or fail to do so at acceptable quality levels or prices.
We do not have the facilities or expertise to manufacture any of our other product candidates, and we lack the resources and capability to manufacture any of our product candidates on a clinical or commercial scale. Accordingly, we are dependent upon third-party manufacturers, or potential future strategic alliance partners, to manufacture these supplies. Our failure to secure arrangements as needed could have a materially adverse effect on our ability to complete the development of our future products or to commercialize them.
The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be completed after we submit our NDA to the FDA. We do not control the manufacturing process of aldoxorubicin and are completely dependent on our contract manufacturing partners for compliance with the FDA's requirements for manufacture of aldoxorubicin. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA's strict regulatory requirements, they will not be able to secure and/or maintain FDA approval for the manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates.
We may be unable to protect our intellectual property rights, which could adversely affect our ability to compete effectively.
We will be able to protect our technologies from unauthorized use by third parties only to the extent that we have rights to valid and enforceable patents or other proprietary rights that cover them. Although we have rights to patents and patent applications directed to our product candidates, these patents and applications may not prevent third parties from developing or commercializing similar or identical technologies. In addition, our patents may be held to be invalid if challenged by third parties, and our patent applications may not result in the issuance of patents.
The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States and in many foreign countries. The application and enforcement of patent laws and regulations in foreign countries is even more uncertain. Accordingly, we may not be able to effectively file, protect or defend our proprietary rights on a consistent basis. Many of the patents and patent applications on which we rely were issued or filed by third parties prior to the time we acquired rights to them. The validity, enforceability and ownership of those patents and patent applications may be challenged, and if a court decides that our patents are not valid, we will not have the right to stop others from using our inventions. There is also the risk that, even if the validity of our patents is upheld, a court may refuse to stop others on the ground that their activities do not infringe our patents.

Any litigation brought by us to protect our intellectual property rights could be costly and have a material adverse effect on our operating results or financial condition, make it more difficult for us to enter into strategic alliances with third parties to develop our products, or discourage our existing licensees from continuing their development work on our potential products. If our patent coverage is insufficient to prevent third parties from developing or commercializing similar or identical technologies, the value of our assets is likely to be materially and adversely affected.
We also rely on certain proprietary trade secrets and know-how, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets and know-how are difficult to protect. Although we have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality and invention assignment agreements with our employees, consultants and some of our contractors, it is possible that these persons may disclose our trade secrets or know-how or that our competitors may independently develop or otherwise discover our trade secrets and know-how.
If our product candidates infringe the rights of others, we could be subject to expensive litigation or be required to obtain licenses from others to develop or market them.
Our competitors or others may have patent rights that they choose to assert against us or our licensees, suppliers, customers or potential collaborators. Moreover, we may not know about patents or patent applications that our products would infringe. For example, because patent applications do not publish for at least 18 months, if at all, and can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates would infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us or our licensors in issued patents or pending applications, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our foreign patent applications.
If a third-party claims that we are infringing on its proprietary rights, any of the following may occur:
•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;
•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes a competitor's patent;
•	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may
•	not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and
•	we may have to redesign our product candidates or technology so that it does not infringe patent rights of others, which may not be possible or commercially feasible.
If any of these events occurs, our business and prospects will suffer and the market price of our common stock will likely decline substantially.
The results of pre-clinical studies or early clinical trials are not necessarily predictive of future results, and our ultra-high potency albumin-binding drug conjugates may not have favorable results in later clinical trials or receive regulatory approval.
Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of our ultra-high potency albumin-binding drug conjugates. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than we have, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier preclinical trials for our ultra-high potency albumin-binding drug conjugates, we do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market them in any particular jurisdiction. If our clinical trials do not produce favorable results, our ability to achieve regulatory approval for these drug candidates will be adversely impacted and the value of our stock may decline.

Any products we develop may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could have a material adverse effect on our business.
We intend to sell our products that may be approved for marketing primarily to hospitals, which generally receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs.
We currently expect that any drugs we develop may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if:

•	they are "incidental" to a physician's services;
•	they are "reasonable and necessary" for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standard of medical practice;
•	they are not excluded as immunizations; and
•	they have been approved by the FDA.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare program covers certain individuals aged 65 or older, disabled or suffering from end-stage renal disease. The Medicaid program, which varies from state-to-state, covers certain individuals and families who have limited financial means. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.
Most third-party payors may deny coverage or reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to cover and reimburse for experimental procedures and devices. Furthermore, because our programs are in the early stages of development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price we are able to charge for any products we develop is inadequate in light of our development and other costs, our profitability could be adversely affected.
Healthcare legislative reform measures could hinder or prevent the commercial success of our products and product candidates.
In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future revenues and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that results in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, became law in the United States It contains a number of provisions, including those governing enrollments in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act, among other things, (i) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, extends the rebate program to individuals enrolled in Medicaid managed care organizations, and addresses new methodologies by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and for drugs that are line extension products; (ii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and (iii) enacts a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.
In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

We may also be subject to healthcare laws, regulation and enforcement and our failure to comply with those laws could adversely affect our business, operations and financial condition.
If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:
•
the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•
the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers;

•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•
the federal physician sunshine requirements under the Affordable Care Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•
the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

•
state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the recently enacted Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.
Achieving and sustaining compliance with these laws may prove costly. In addition, any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the exclusion from participation in federal and state healthcare programs, imprisonment, or the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

We are subject to intense competition, and we may not compete successfully.
Many companies, including large pharmaceutical and biotechnology firms with financial resources, research and development staffs, and facilities that may be substantially greater than those of ours or our strategic partners or licensees, are engaged in the research and development of pharmaceutical products that could compete with our potential products. To the extent that we seek to acquire, through license or otherwise, existing or potential new products, we will be competing with numerous other companies, many of which will have substantially greater financial resources, large acquisition and research and development staffs that may give those companies a competitive advantage over us in identifying and evaluating these drug acquisition opportunities. Any products that we acquire will be competing with products marketed by companies that in many cases will have substantially greater marketing resources than we have. The industry is characterized by rapid technological advances and competitors may develop their products more rapidly and such products may be more effective than those currently under development or that may be developed in the future by our strategic partners or licensees. Competitive products for a number of the disease indications that we have targeted are currently being marketed by other parties, and additional competitive products are under development and may also include products currently under development that we are not aware of or products that may be developed in the future.
As a result, these competitors may

•	succeed in developing competitive products sooner than us or our strategic partners or licensees;
•	obtain FDA or foreign governmental approvals for their products before we can obtain approval of any of our products;
•	obtain patents that block or otherwise inhibit the development and commercialization of our product candidate candidates;
•	develop products that are safer or more effective than our products;
•	devote greater resources than us to marketing or selling products;
•	introduce or adapt more quickly than us to new technologies and other scientific advances;
•	introduce products that render our products obsolete;
•	withstand price competition more successfully than us or our strategic partners or licensees;
•	negotiate third-party strategic alliances or licensing arrangements more effectively than us; and
•	take better advantage than us of other opportunities.

We will be required to pay substantial milestone and other payments relating to the commercialization of our products.
The agreement relating to our worldwide rights to aldoxorubicin provides for our payment of up to an aggregate of $7.5 million upon meeting specified clinical and regulatory milestones up to and including the product's second, final marketing approval. We also will be obliged to pay:
•	commercially reasonable royalties based on a percentage of net sales (as defined in the agreement);
•	a percentage of any non-royalty sub-licensing income (as defined in the agreement); and
•	milestones of $1,000,000 for each additional final marketing approval that we might obtain.
             Under the merger agreement by which we acquired Innovive, we agreed to pay the former Innovive stockholders a total of up to approximately $18.3 million of future earnout merger consideration, subject to our achievement of specified net sales under the Innovive license agreements. The earnout merger consideration, if any, will be payable in shares of our common stock, subject to specified conditions, or, at our election, in cash or by a combination of shares of our common stock and cash. Our common stock will be valued for purposes of any future earnout merger consideration based upon the trading price of our common stock at the time the earnout merger consideration is paid.

    We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.
We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.  We maintain sensitive data pertaining to our Company on our computer networks, including information about our development activities, our intellectual property and other proprietary business information. Our internal computer systems and those of third parties with which we contract may be vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures, despite the implementation of security measures. System failures, accidents or security breaches could cause interruptions to our operations, including material disruption of our development activities, result in significant data losses or theft of our intellectual property or proprietary business information, and could require substantial expenditures to remedy. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs could be delayed, any of which would harm our business and operations.
We are subject to potential liabilities from clinical testing and future product liability claims.
If any of our products are alleged to be defective, they may expose us to claims for personal injury by patients in clinical trials of our products or, if we obtain marketing approval and commercialize our products, by patients using our commercially marketed products. Even if one or more of our products is approved by the FDA, users may claim that such products caused unintended adverse effects. We maintain clinical trial insurance for our ongoing clinical trials, and we plan to seek to obtain similar insurance for any other clinical trials that we conduct. We also would seek to obtain product liability insurance covering the commercial marketing of our product candidates. We may not be able to obtain additional insurance, however, and any insurance obtained by us may prove inadequate in the event of a claim against us. Any claims asserted against us also may divert management's attention from our operations, and we may have to incur substantial costs to defend such claims even if they are unsuccessful.

We may be unable to successfully acquire additional technologies or products. If we require additional technologies or products, our product development plans may change and the ownership interests of our shareholders could be diluted.
We may seek to acquire additional technologies by licensing or purchasing such technologies, or through a merger or acquisition of one or more companies that own such technologies. We have no current understanding or agreement to acquire any technologies, however, and we may not be able to identify or successfully acquire any additional technologies. We also may seek to acquire products from third parties that already are being marketed or have been approved for marketing, although we have not currently identified any of these products. We do not have any prior experience in acquiring or marketing products approved for marketing and may need to find third parties to market any products that we might acquire.
We have focused our product development efforts on our oncology drug candidates, which we believe have the greatest revenue potential. If we acquire additional technologies or product candidates, we may determine to make further changes to our product development plans and business strategy to capitalize on opportunities presented by the new technologies and product candidates.
We may determine to issue shares of our common stock to acquire additional technologies or products or in connection with a merger or acquisition of another company. To the extent we do so, the ownership interest of our stockholders will be diluted accordingly.

The impact and results of our exploration of any strategic alternatives are uncertain and may not be successful.
From time to time, we may consider strategic alternatives available to us to enhance shareholder value. Strategic alternatives could include acquisition transactions and/or strategic partnerships with one or more parties, the licensing of some of our proprietary technologies, or other possible transactions. Any strategic transaction that is completed ultimately may not deliver the anticipated benefits or enhance shareholder value.  Further, we may devote a significant amount of our management resources to such a transaction, which could negatively impact our operations. We may incur significant costs in connection with seeking certain acquisitions or other strategic opportunities regardless of whether the transaction is completed, which could materially and adversely affect our liquidity and capital resources. In the event that we consummate an acquisition or strategic alternative in the future, there is no assurance that we would fully realize the potential benefits of such a transaction. Integration may be difficult and unpredictable, and acquisition-related integration costs, including certain non-recurring charges, could materially and adversely affect our results of operations. Moreover, integrating assets and businesses may significantly burden management and internal resources, including the potential loss or unavailability of key personnel. If we fail to successfully integrate any assets and businesses we acquire, we may not fully realize the potential benefits we expect, and our operating results could be adversely affected.  If we pay for an acquisition in cash, it would reduce our cash available for operations or cause us to incur additional debt, and if we pay with our stock it could be dilutive to our stockholders.
In the event of a dispute regarding our international drug development, it may be necessary for us to resolve the dispute in the foreign country of dispute, where we would be faced with unfamiliar laws and procedures.
The resolution of disputes in foreign countries can be costly and time consuming, similar to the situation in the United States. However, in a foreign country, we face the additional burden of understanding unfamiliar laws and procedures. We may not be entitled to a jury trial, as we might be in the United States. Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws. For these reasons, we may incur unforeseen expenses if we are forced to resolve a dispute in a foreign country.
Drug discovery is a complex, time-consuming and expensive process, and we may not succeed in creating new product candidates.
Conducting drug discovery and pre-clinical development of our albumin-binding technology is a complex and expensive process that will take many years.  Accordingly, we cannot be sure whether or when our drug discovery and pre-clinical development activities will succeed in developing any new product candidates.  In addition, any product candidates that we develop in pre-clinical testing may not demonstrate success in clinical trials required for marketing approval.
Any deficiency in the design, implementation or oversight of our drug discovery and pre-clinical testing programs could cause us to incur significant additional costs, experience significant delays, prevent us from obtaining marketing approval for any product candidate that may result from these programs or abandon development of certain product candidates.  If any of these risks materializes, it could harm our business and cause our stock price to decline.

We have a limited operating history in drug discovery, which is inherently risky, and we may not succeed in addressing these risks.
We have operated our drug discovery laboratory and LADR™ development program since October 2014.  Accordingly, we have a limited operating history in conducting our own drug discovery programs. Consequently, there is limited information for investors to use as basis for assessing the viability of our drug discovery efforts.  Investors must consider the risks and difficulties inherent in drug discovery and pre-clinical activities, including the following:
•	difficulties, complications, delays and other unanticipated factors in connection with the development of new drugs;
•	competition from companies that have substantially greater assets and financial resources than we have;
•	our ability to anticipate and adapt to a competitive market and rapid technological developments;
•
our need to rely on multiple levels of complex financing agreements with outside funding due to the length of drug development cycles and governmental approved protocols associated with the pharmaceutical industry; and

•	our dependence upon key scientific personnel, including Felix Kratz, Ph.D., our Vice President of Drug Discovery.
We cannot be certain that we will successfully address these risks or that our drug discovery efforts will be successful.  In the event that we do not successfully address these risks, our business, prospects, financial condition and results of operations could be materially and adversely affected.  We also may be required to reduce or discontinue altogether our drug discovery and pre-clinical programs.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. As a result of a previous ownership change, our annual utilization of approximately $136.8 million in federal net operating loss carryforwards will be substantially limited.  If we experience ownership changes as a result of future transactions in our stock, we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could potentially result in increased future tax liability to us on any net income that we may earn in the future.
Risks Associated with Our Common Stock
You may experience future dilution as a result of future equity offerings or other equity issuances.
To raise additional capital, we may in the future offer additional shares of our common stock, preferred stock or other securities convertible into or exchangeable for our common stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share that you may pay for the shares of our common stock offered hereby. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share that you may pay for the shares of our common stock.

We may experience volatility in our stock price, which may adversely affect the trading price of our common stock.
The market price of our common stock in 2017 ranged from $1.65 to $6.00 per share, and it may continue to experience significant volatility from time to time. Factors that may affect the market price of our common stock include the following:
•	announcements of interim or final results of our clinical trials or our drug discovery activities;
•	announcements of regulatory developments or technological innovations by us or our competitors;
•	changes in our relationship with our licensors and other strategic partners;
•	our quarterly operating results;
•	litigation involving or affecting us;
•	shortfalls in our actual financial results compared to our guidance or the forecasts of stock market analysts;
•	developments in patent or other technology ownership rights;
•	acquisitions or strategic alliances by us or our competitors;
•	public concern regarding the safety of our products; and
•	government regulation of drug pricing.
    Our outstanding options and warrants and the availability for resale of the underlying shares may adversely affect the trading price of our common stock.

As of December 31, 2017, we had outstanding stock options to purchase 2,865,512 shares of our common stock at a weighted-average exercise price of $10.62 per share and outstanding warrants to purchase 3,980,781 shares of common stock at a weighted-average exercise price of $4.26 per share. Our outstanding options and warrants could adversely affect our ability to obtain future financing or engage in certain mergers or other transactions, since the holders of options and warrants can be expected to exercise them at a time when we may be able to obtain additional capital through a new offering of securities on terms more favorable to us than the terms of outstanding options and warrants. For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding options and warrants will also dilute the ownership interests of our existing stockholders. Many of our outstanding warrants contain anti-dilution provisions pertaining to dividends with respect to our common stock. In the event that these anti-dilution provisions are triggered by us in the future, we would likewise be required to reduce the exercise price, and increase the number of shares underlying, those warrants, which would have a dilutive effect on our stockholders.
We have registered with the SEC the resale by the holders of all or substantially all shares of our common stock issuable upon exercise of our outstanding options and warrants. The availability of these shares for public resale, as well as actual resales of these shares, could adversely affect the trading price of our common stock.

We cannot assure investors that our internal controls will prevent future material weaknesses.
Section 404 of the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.
There can be no assurance that we will not suffer from material weaknesses in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to remediate the material weaknesses or otherwise failing to maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.
We are subject to legal actions that could adversely affect our financial condition.
From time to time, we are involved in legal proceedings that arise in ordinary course of business.  Securities-related class action and derivative lawsuits have often been brought against companies, including many biotechnology companies, which experience volatility in the market price of their securities. This risk is especially relevant for biotechnology and biopharmaceutical companies such as ours, which often experience significant stock price volatility in connection with their product development programs.
As described in Item 3 of Part I of our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference in this prospectus, our directors and certain of our officers are subject to stockholder derivative claims pending in the Delaware Court of Chancery and we and certain of our officers are subject to class-action complaints filed in the U.S. District Court for the Central District of California. Although we carry director's and officer's and other liability insurance, we must pay the first legal fees and other litigation expenses incurred up to the application retention, or deductible, amounts under our insurance policies, and the insurance may not be sufficient to cover all of the liabilities that we may incur in connection with the pending or possible future legal actions.  As a result, the pending legal proceedings and any future legal actions may adversely affect out financial condition.
Our anti-takeover measures may make it more difficult to change our management, or may discourage others from acquiring us, and thereby adversely affect stockholder value.
We have a stockholder rights plan and provisions in our restated by-laws, as amended, that are intended to protect our stockholders' interests by encouraging anyone seeking control of our company to negotiate with our board of directors. These provisions may discourage or prevent a person or group from acquiring us without the approval of our board of directors, even if the acquisition would be beneficial to our stockholders.
We have a classified board of directors, which means that at least two stockholder meetings, instead of one, will be required to effect a change in the majority control of our board of directors. This applies to every election of directors, not just an election occurring after a change in control. The classification of our board increases the amount of time it takes to change majority control of our board of directors and may cause potential acquirers to lose interest in a potential purchase of us, regardless of whether our purchase would be beneficial to us or our stockholders. The additional time and cost to change a majority of the members of our board of directors makes it more difficult and may discourage our existing stockholders from seeking to change our existing management in order to change the strategic direction or operational performance of our company.
Our by-laws provide that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause. Our by-laws also provide that a stockholder must give us at least 120 days' notice of a proposal or director nomination that such stockholder desires to present at any annual meeting or special meeting of stockholders. Such provision prevents a stockholder from making a proposal or director nomination at a stockholder meeting without us having advance notice of that proposal or director nomination. This could make a change in control more difficult by providing our directors with more time to prepare an opposition to a proposed change in control. By making it more difficult to remove or install new directors, these bylaw provisions may also make our existing management less responsive to the views of our stockholders with respect to our operations and other issues such as management selection and management compensation.
We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which may also prevent or delay a takeover of us that may be beneficial to our stockholders.

Our restated by-laws, as amended, designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our by-laws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our by-laws. This choice-of-forum provision may limit our stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated by-laws inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.
We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.
We are authorized to issue shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of our outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party.
We do not expect to pay any cash dividends on our common stock.
We have not declared or paid any cash dividends on our common stock or other securities, and we currently do not anticipate paying any cash dividends in the foreseeable future. Because we do not anticipate paying cash dividends for the foreseeable future, our stockholders will not realize a return on their investment in our common stock except to the extent of any appreciation in the value of our common stock. Our common stock may not appreciate in value, or may decline in value.
USE OF PROCEEDS
The selling stockholders will receive all of the proceeds from the sale of shares under this prospectus, and we will not receive any proceeds from the sale of the shares by the selling stockholders.  We will bear the costs and expenses of this offering, except that the selling stockholders will bear any commissions and discounts attributable to the sale of the shares offered hereby.
DIVIDEND POLICY
Our board of directors sets our dividend policy. We have never paid any cash dividends on our common stock and do not intend to declare cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.
DESCRIPTION OF CAPITAL STOCK
As of March 16, 2018, our authorized capital stock consisted of 41,666,667 shares of common stock, $0.001 par value per share, of which 28,037,501 shares were outstanding, and 833,334 shares of preferred stock, $0.01 par value per share, none of which was outstanding.
    The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our amended and restated certificate of incorporation and our restated by-laws, which are filed with or incorporated by reference in the registration statement relating to this offering filed by us with the SEC. The summary below is also qualified by reference to the provisions of applicable Delaware corporation law.
Common Stock
Holders of our common stock are entitled to one vote per share on matters on which our stockholders vote, including with respect to the election of directors. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Dividend Policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to holders of any then-outstanding preferred stock are paid. No shares of preferred stock will be outstanding immediately after the closing of this offering. All shares of common stock that are outstanding as of the date of this prospectus are, and all shares that the selling stockholders is offering for sale pursuant to this prospectus, upon their issuance and sale, will be, fully-paid and non-assessable. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions with respect to our common stock.
Preferred Stock
We are currently authorized to issue 833,334 shares of preferred stock, of which 4,167 shares have been designated as Series A Junior Participating Preferred Stock. We have reserved all of the shares of our Series A Junior Participating Preferred Stock for issuance upon the exercise of the rights under our Shareholder Protection Rights Agreement described below.
Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights of each series. These rights may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms, and the number of shares that constitute any series. The board of directors may exercise this authority without any further action by our stockholders.

Anti-Takeover Measures
Delaware Law
Section 203 of the Delaware General Corporation Law is applicable to takeovers of certain Delaware corporations, including us. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:
•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; or

•
on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to the certificate of incorporation or by-laws, effective 12 months after adoption. Our amended and restated certificate of incorporation and our restated by-laws do not opt out from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board because the stockholder approval requirement would be avoided if a majority of the directors then in office excluding an interested stockholder approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control, which could depress the market price of our common stock and deprive stockholders of opportunities to realize a premium on shares of common stock held by them.

Charter and By-Law Provisions
In addition to the board of directors' ability to issue shares of preferred stock, our amended and restated certificate of incorporation and restated by-laws contain the following provisions that may have the effect of discouraging unsolicited acquisition proposals:
•	our restated by-laws classify the board of directors into three classes with staggered three-year terms;
•	under our restated by-laws, our board of directors may enlarge the size of the board and fill the vacancies;
•
our restated by-laws provide that a stockholder may not nominate candidates for the board of directors at any annual or special meeting unless that stockholder notifies us of its intention a specified period in advance and provides us with certain required information;

•	stockholders who wish to bring business before the stockholders at our annual meeting must provide advance notice; and
•	our restated by-laws provide that special meetings of stockholders may only be called by our board of directors or by an officer so instructed by our board.
     Our restated by-laws also provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to us or our stockholders;
•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or
•	any action asserting a claim governed by the internal affairs doctrine.

     Our restated by-laws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the company is deemed to have notice of and consented to the foregoing provision.

Shareholder Protection Rights Agreement
Our board of directors adopted a Shareholder Protection Rights Agreement, or Rights Agreement, dated April 16, 1997, as amended, between us and American Stock Transfer & Trust Co., as Rights Agent. The Rights Agreement will expire on April 16, 2022, unless renewed or extended by our board of directors. A series of our preferred stock, designated Series A Junior Participating Preferred Stock, par value $.01 per share, was created in accordance with the Rights Agreement. The Rights Agreement is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquirer from gaining control of us without offering a fair and adequate price and terms to all of our stockholders. As such, the Rights Agreement is intended to enhance our board of directors' ability to protect stockholder interests and help to assure that stockholders receive fair and equal treatment in the event any proposed takeover of our company is made in the future. Pursuant to the Rights Agreement, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock. The preferred stock purchase rights are attached to, and trade with, our common stock. The purchase rights are exercisable only upon the occurrence of certain triggering events described in the Rights Agreement.
Transfer Agent
The transfer agent for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.
Listing
Our common stock is listed on The NASDAQ Capital Market under the symbol "CYTR.

SELLING STOCKHOLDERS
Selling Stockholder Table
The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders as of March 16, 2018.  Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to shares. The percentage ownership reflected in the table is based on 28,037,051 shares of our common stock outstanding as of March 16, 2018, plus in the case of a particular selling stockholder, any shares issuable upon exercise of any warrants, options or convertible securities held by the selling stockholder (which are indicated by footnote) that are exercisable or convertible within 60 days of March 16, 2018, but not including shares issuable upon exercise or conversion of any other options, warrants or other securities. Except as otherwise indicated, to our knowledge, the selling stockholders have sole voting and investment power with respect to the shares shown. For purposes of the following table, we have assumed that the selling stockholders will sell all the shares being offered pursuant to this prospectus. An asterisk denotes beneficial ownership of less than 1%.
Before a stockholder not named below may use this prospectus in connection with an offering of shares, this prospectus must be amended or supplemented to include the name and number of shares beneficially owned by the selling stockholder and the number of shares to be offered. Any amended or supplemented prospectus also will disclose whether any selling stockholder named in that amended or supplemented prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended or supplemented prospectus.
	Beneficial Ownership Before Offering				Beneficial Ownership After Offering
Name	Number of Shares		Percent	Number of Shares Being Offered	Number of Shares		Percent
Steven A. Kriegsman	1,552,819	(1)	5.5%	95,741	1,457,078	(1)	5.1%

Louis Ignarro, Ph.D.	174,212	(2)	*	2,188	172,024	(2)	*

(1)	Includes 678,107 shares subject to options or warrants.
(2)	Includes 172,024 shares subject to options or warrants.

Relationships with Selling Stockholders
The selling stockholders acquired the shares of our common stock being offered by this prospectus in our merger acquisition of Global Genomics Capital, Inc. on July 19, 2002.  Mr. Kriegsman and Dr. Ignarro have been directors of our Company since July 16, 2002.  Mr. Kriegsman has been our Chief Executive Officer since July 16, 2002, and has served as Chairman of the Board of Directors since October 2014.
Other than as described above, no selling stockholder has had any position, office or other material relationship with us or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION
Generally
The purpose of this prospectus is to permit the selling stockholders, if they so desire, to dispose of some or all of the shares of our common stock being offered by them as described above at such times and at such prices as they may choose. Whether sales of shares will be made, and the timing and amount of any sale made, is within the sole discretion of the selling stockholders. The selling stockholders and their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on The NASDAQ Capital Market, or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	Ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers
•	Block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
•	Purchases by a broker dealer as principal and resale by the broker dealer for its account.
•	An exchange distribution in accordance with the rules of the applicable exchange.
•	Privately negotiated transactions.
•	Settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part.
•	Broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share.
•	Through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise.
•	Any combination of any of the foregoing methods of sale.
•	Any other method permitted pursuant to applicable law.
    The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440 and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
In connection with the sale of the shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares short after the effective date of the registration statement of which this prospectus is a part and may deliver the shares described in this prospectus to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares described in this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares being offered by means of this prospectus.
We will pay the fees and expenses of the registration of the shares being offered by the selling stockholders.
Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or sold in compliance with an available exemption from registration or qualification.

Under applicable rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, any person engaged in the distribution of the shares being offered by the selling stockholders may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M under the Exchange Act, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. The SEC's website contains reports, proxy and information statements and other information regarding issuers such as us that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and may obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.
Information about us is also available at our website at www.cytrx.com; however, information on our website is not incorporated into this prospectus and is not a part of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to "incorporate by reference" the information we have filed with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.
We incorporate by reference the following information or documents that we have filed with the SEC (excluding those portions of any Form 8-K that are not deemed "filed" pursuant to the General Instructions of Form 8-K):
•	our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 16, 2018;
•	our Current Reports on Form 8-K filed with the SEC on March 1, 2018 and March 19, 2018, respectively;
•
the description of our securities as described in our Registration Statement on Form 8-A filed under the Exchange Act on March 17, 1987 (File No. 0 15327), and any amendment or report filed for the purpose of updating any such description; and

•
the description of our Series A Junior Participating Preferred Stock Purchase Rights as described in our Registration Statement on Form 8-A filed under the Exchange Act on April 17, 1997 (File No. 000 15327), and any amendment or report filed for the purpose of updating any such descriptions.

    We also incorporate by reference all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date on which we filed the registration statement of which this prospectus is a part and prior to the termination of this offering (excluding those portions of any Form 8-K that are not deemed "filed" pursuant to the General Instructions of Form 8-K).

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.
You may obtain a copy of the foregoing documents from us without charge by writing or calling us at the following address and telephone number: 11726 San Vicente Blvd., Suite 650 Los Angeles, California 90049, Attention: Corporate Secretary; (310) 826-5648.

LEGAL MATTERS
The validity of the shares being offered hereby has been passed upon by TroyGould PC, Los Angeles, California.
EXPERTS
The financial statements and schedule as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

97,929 Shares
Common Stock

The date of this prospectus is April 2, 2018